                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934*



                            PETROGLYPH ENERGY, INC.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   71649C101
                                 (CUSIP Number)

                              Richard L. Covington
                          777 Main Street, Suite 2700
                            Fort Worth, Texas 76102
                                 (817) 338-9235
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 24, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71649C101            SCHEDULE 13D
--------------------------------------------------------------------------------
(1)   Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

            NATURAL GAS PARTNERS II, L.P.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

(6)   Citizenship or Place of Organization  NATURAL GAS PARTNERS II, L.P. IS A
                                            LIMITED PARTNERSHIP FORMED UNDER
                                            THE LAWS OF THE STATE OF DELAWARE.
--------------------------------------------------------------------------------
     Number         (7)     Sole Voting Power                       648,920  (1)
     of             ------------------------------------------------------------
     Shares
     Beneficially   (8)     Shared Voting Power                                0
     Owned          ------------------------------------------------------------
     by
     Each           (9)     Sole Dispositive Power                  648,920  (1)
     Reporting      ------------------------------------------------------------
     Person
     With:          (10)    Shared Dispositive Power                           0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  648,920  (1)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)                                              [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)             12.17%  (2)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------

------------
   (1) As exercised through its sole general partner, G.F.W. Energy II, L.P., a Delaware limited partnership, as exercised through its sole general partner, GFW II, L.L.C.

   (2) Based on the 5,333,333 shares of Common Stock outstanding as of October 24, 1997, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 20, 1997.

CUSIP NO. 71649C101            SCHEDULE 13D
--------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

            G.F.W. ENERGY, II, L.P.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization        G.F.W. ENERGY II, L.P. IS A
                                                  LIMITED PARTNERSHIP FORMED
                                                  UNDER THE LAWS OF THE STATE
                                                  OF DELAWARE.
--------------------------------------------------------------------------------

     Number         (7)     Sole Voting Power                       648,920  (3)
     of                           ----------------------------------------------
     Shares
     Beneficially   (8)     Shared Voting Power                                0
     Owned                        ----------------------------------------------
     by
     Each           (9)     Sole Dispositive Power                  648,920  (3)
     Reporting                    ----------------------------------------------
     Person
     With:          (10)    Shared Dispositive Power                           0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person  648,920  (3)
--------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions)                                              [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)             12.17%  (4)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------

--------------
   (3)  As exercised through its sole general partner, GFW II, L.L.C.

   (4) Based on the 5,333,333 shares of Common Stock outstanding as of October 24, 1997, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 20, 1997.




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

CUSIP NO. 71649C101            SCHEDULE 13D
--------------------------------------------------------------------------------

(1)   Names of Reporting Persons S.S. or I.R.S. Identification
      Nos. of Above Persons

            GFW II, L.L.C.
--------------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member of a Group
      (See Instructions)                                                (a)  [ ]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

(3)   SEC Use Only
--------------------------------------------------------------------------------

(4)   Source of Funds (See Instructions)                         OO (See Item 3)
--------------------------------------------------------------------------------

(5)   Check if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                                         [ ]
--------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization       GFW II, L.L.C.  IS A LIMITED
                                                 LIABILITY COMPANY FORMED UNDER
                                                 THE LAWS OF THE STATE OF
                                                 DELAWARE.
--------------------------------------------------------------------------------

     Number         (7)     Sole Voting Power                            648,920
     of                           ----------------------------------------------
     Shares
     Beneficially   (8)     Shared Voting Power                                0
     Ownded                       ----------------------------------------------
     by
     Each           (9)     Sole Dispositive Power                       648,920
     Reporting                    ----------------------------------------------
     Person
     With:          (10)    Shared Dispositive Power                           0
--------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       648,920

--------------------------------------------------------------------------------
(12)  Check if the Aggregate Amount in Row (11) Excludes
      Certain Shares (See Instructions)                                      [ ]
--------------------------------------------------------------------------------

(13)  Percent of Class Represented by Amount in Row (11)            12.17%   (5)
--------------------------------------------------------------------------------

(14)  Type of Reporting Person (See Instructions)                             PN
--------------------------------------------------------------------------------


--------------
   (5) Based on the 5,333,333 shares of Common Stock outstanding as of October 24, 1997, as reported in the Issuer's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on October 20, 1997.


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
ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Petroglyph Energy, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 6209 North Highway 61, Hutchinson, Kansas 67502.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) Natural Gas Partners II, L.P. (the "Partnership") is a limited partnership organized under the laws of the State of Delaware. The Partnership's principal business address and office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the Partnership is investment in the North American oil and gas industry.

         G.F.W. Energy II, L.P., the sole general partner of the Partnership ("GFW II"), is a limited partnership organized under the laws of the State of Delaware. GFW II's principal business address and business office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of the GFW II is acting as the general partner of the Partnership.

         The sole general partner of GFW II is GFW II, L.L.C. GFW II, L.L.C.'s principal business address and business office is 777 Main Street, Suite 2700, Fort Worth, Texas 76102. The principal business of GFW II, L.L.C. is acting as the general partner of GFW II.

         (d) None of the entities identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Partnership and certain co-investors (the "Co-Investors") formerly owned limited partnership interests in Petroglyph Gas Partners, L.P. (the "LP Units"). The sole general partner of Petroglyph Gas Partners, L.P. is Petroglyph Energy, Inc., a Kansas corporation ("PEI", and together with Petroglyph Gas Partners, L.P., the "Subsidiaries"). Pursuant to an Exchange Agreement dated October 24, 1997, the Issuer was formed for the purpose of becoming the holding company for the Subsidiaries. Under the terms of the Exchange Agreement, on October 24, 1997, the Partnership exchanged its LP Units for 648,920 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Partnership acquired the securities herein reported for investment purposes. Depending on market conditions, general economic conditions, and other factors that each may deem significant to its respective investment decisions, the Partnership, GFW II and GFW II, L.L.C. may purchase shares of Common Stock in the open market or in private transactions or may


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
dispose of all or a portion of the shares of Common Stock that they or any of them may hereafter acquire; provided, that such purchases and sales are otherwise made in compliance with the lock-up agreement executed by the Partnership, as more fully described in Item 6 hereof, and, to the extent applicable, with the Articles of Incorporation and bylaws of the Issuer and any credit agreements and indentures to which the Issuer is a party.

         Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The Partnership. The Partnership is the beneficial owner of 648,920 shares of Common Stock. Based on the number of shares of Common Stock issued and outstanding as of October 24, 1997, as contained in the Issuer's most recently available filing with the Securities and Exchange Commission, the Partnership is the beneficial owner of approximately 12.17% of the outstanding shares of Common Stock.

         GFW II. G.F.W. Energy II, L.P. may, as the sole general partner of the Partnership, be deemed to be the beneficial owner of all 648,920 shares of Common Stock beneficially owned by the Partnership which constitute (based on the number of shares of Common Stock issued and outstanding) approximately 12.17% of the outstanding shares of Common Stock.

         GFW II, L.L.C. GFW II, L.L.C. may, as the sole general partner of GFW II, be deemed to be the beneficial owner of all 648,920 shares of Common Stock beneficially owned by the Partnership, of which GFW II is the sole general partner. Such shares constitute approximately 12.17% of the total number outstanding.

         (b) The Partnership. Through GFW II, its general partner, the Partnership has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 648,920 shares of Common Stock.

         GFW II. As the sole general partner of the Partnership, GFW II has the sole power (and no shared power) to vote or direct the vote or to dispose or direct the disposition of 648,920 shares of Common Stock.

         GFW II, L.L.C. As the sole general partner of GFW II, GFW II, L.L.C. has the sole power (and no shared power) to vote or direct the vote or dispose or direct the disposition of 648,920 shares of Common Stock.

         (c) Except as otherwise described herein or in any exhibit filed herewith, none of the persons named in response to paragraph (a) above has effected any transactions in shares of Common Stock during the past 60 days.

         (d) No person other than the Partnership, GFW II and GFW II, L.L.C. has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by them.





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
         (e) It is inapplicable for the purposes herein to state the date on which the Partnership, GFW II and GFW II, L.L.C. cease to be the owners of more than 5% of the shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         The Partnership, the other Co-Investors and the former owners of the PEI common stock who received shares of Common Stock pursuant to the Exchange Agreement (such shares the "Registrable Securities") have entered into a Registration Rights Agreement with the Issuer. Pursuant to the Registration Rights Agreement, on three separate occasions commencing on the 180th day following the effective date of the Issuer's initial registration statement under the securities laws, the holders of at least thirty 35% of the total Registrable Securities then outstanding may require the Issuer to register the Registrable Securities held by those parties, provided that the shares to be registered have an estimated aggregate offering price to the public of at least Five Million Dollars ($5,000,000). In addition, the Registration Rights Agreement allows the Partnership and the Individual Parties to include shares held by them in certain registrations initiated by the Issuer. The Registration Rights Agreement was previously filed the the Securities and Exchange Commission as Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 as filed on August 22, 1997, and is incorporated as an exhibit hereto by reference.

         The Partnership has entered into a Lock-up Agreement with Prudential Securities Incorporated, Oppenheimer & Co., Inc. and Johnson Rice & Company, L.L.C. as representatives of the several Underwriters. Pursuant to the Lock-up Agreement, the Partnership has agreed that for 180 days after the date of the Issuer's prospectus filed in connection with the Issuer's recent initial public offering of Common Stock, it will not, directly or indirectly, (i) offer, sell, or contract to sell any shares of Common Stock or securities substantially similar to the Common Stock, including but not limited to, any securities that are convertible into or exchangeable for, or that represent the right to receive, Common Stock or any such substantially similar securities or
(ii) exercise any rights to demand registration of its shares of Common Stock without the prior written consent of Prudential Securities Incorporated. See
Exhibit 10.1 attached hereto for a complete copy of the Lock-up Agreement.

         The Partnership is also a party to a Stockholders Agreement dated as of August 22, 1997 with the Issuer, Natural Gas Partners, L.P., Natural Gas Partners III, L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster, Kenneth A. Hersh, Bruce B. Selkirk, III, Robert C. Murdock, Robert A. Christensen and S. Kennard Smith. Pursuant to the Stockholders Agreement, no stockholder that is a party thereto may transfer any shares of Common Stock unless he or it allows the other parties the opportunity to join such proposed transfer on a pro-rata basis, as provided in the Stockholders Agreement (the "Tag Along Rights"). The Tag Along Rights do not apply in certain situations, such as transfers to a spouse or a charity or for testamentary purposes. The Stockholders Agreement was previously filed the the Securities and Exchange Commission as Exhibit 10.1 to the Issuer's Registration Statement on Form S-1 as filed on August 22, 1997, and is incorporated as an exhibit hereto by reference.

         Except as described herein or in any exhibit filed or to be filed herewith, there are no contracts, arrangements, understandings or relationships between the Partnership, GFW II and GFW II, L.L.C. or between such entities and any other person or entity with respect to the shares





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
of Common Stock deemed to be beneficially owned by the Partnership, GFW II and GFW II, L.L.C.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

10.1     -       Lock-up Agreement made by and among Prudential Securities
                 Incorporated,  Oppenheimer & Co., Inc., Johnson Rice &
                 Company, L.L.C., as representatives of the several
                 Underwriters, and Natural Gas Partners II, L.P.

10.2     -       Stockholders Agreement made by and among Natural Gas Partners,
                 L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
                 L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
                 Kenneth A. Hersh, Bruce B. Selkirk, III, Robert c. Murdock,
                 Robert A. Christensen and S. Kennard Smith, filed as Exhibit
                 10.1 to the Issuer's Registration Statement on Form S-1
                 (Registration Number 333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and incorporated herein by reference

10.3     -       Registration Rights Agreement made by and among Petroglyph
                 Energy, Inc. (a Delaware corporation), Natural Gas Partners,
                 L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
                 L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
                 Kenneth A. Hersh, Bruce B. Selkirk, III, Robert c. Murdock,
                 Robert A. Christensen and S. Kennard Smith, filed as Exhibit
                 10.2 to the Issuer's Registration Statement on Form S-1
                 (Registration No. 333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and incorporated herein by reference

99.1     -       Agreement made pursuant to Rule 13d-1(f)(1)(iii)





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
                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  November 3, 1997              NATURAL GAS PARTNERS II, L.P.


                                     By: G.F.W. Energy II, L.P.,
                                         its Sole General Partner


                                        By: GFW II, L.L.C.,
                                            its Sole General Partner


                                     By: /s/ Kenneth A. Hersh
                                         --------------------------------------
                                         Kenneth A. Hersh,
                                         Authorized Member



Date:  November 3, 1997              G.F.W. ENERGY II, L.P.

                                     By: GFW II, L.L.C.,
                                         its Sole General Partner


                                     By: /s/ Kenneth A. Hersh
                                        ---------------------------------------
                                        Kenneth A. Hersh,
                                        Authorized Member



Date:  November 3, 1997              GFW II, L.L.C.


                                     By: /s/ Kenneth A. Hersh
                                        ---------------------------------------
                                        Kenneth A. Hersh,
                                        Authorized Member

EXHIBIT NUMBER                       EXHIBIT INDEX
10.1     -       Lock-up Agreement made by and among Prudential Securities
                 Incorporated,  Oppenheimer & Co., Inc., Johnson Rice &
                 Company, L.L.C., as representatives of the several
                 Underwriters, and Natural Gas Partners II, L.P.

10.2     -       Stockholders Agreement made by and among Natural Gas Partners,
                 L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
                 L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
                 Kenneth A. Hersh, Bruce B. Selkirk, III, Robert c. Murdock,
                 Robert A. Christensen and S. Kennard Smith, filed as Exhibit
                 10.1 to the Issuer's Registration Statement on Form S-1
                 (Registration Number 333-34251) as filed with the Securities and Exchange Commission on August 22, 1997 and incorporated herein by reference

10.3     -       Registration Rights Agreement made by and among Petroglyph
                 Energy, Inc. (a Delaware corporation), Natural Gas Partners,
                 L.P., Natural Gas Partners II, L.P., Natural Gas Partners III,
                 L.P., Albin Income Trust, R. Gamble Baldwin, John S. Foster,
                 Kenneth A. Hersh, Bruce B. Selkirk, III, Robert c. Murdock,
                 Robert A. Christensen and S. Kennard Smith, filed as Exhibit
                 10.2 to the Issuer's Registration Statement on Form S-1
                 (Registration No. 333-34251) as filed with the Securities and
                 Exchange Commission on August 22, 1997 and incorporated
                 herein by reference

99.1     -       Agreement made pursuant to Rule 13d-1(f)(1)(iii)
